Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-176914

Pricing Supplement to the Prospectus dated September 19, 2011, the Prospectus Supplement dated September 19, 2011, the General Terms Supplement dated September 19, 2011 and the Product Supplement No. 1065 dated September 19, 2011 — No. 1096

The Goldman Sachs Group, Inc. Medium-Term Notes, Series D $8,531,000 Leveraged Index-Linked Notes due 2013 (Linked to the NASDAQ-100® Index)

The notes do not bear interest.  The amount that you will be paid on your notes on the stated maturity date (October 15, 2013, subject to adjustment) is based on the performance of the NASDAQ-100® Index (which we refer to as the index or underlier) as measured from the trade date (October 6, 2011) to and including the determination date (October 7, 2013, subject to adjustment). If the index return (defined below) is negative (the final index level is less than the initial index level), you would lose a portion of your investment in the notes and may lose your entire investment depending on the performance of the index. Additionally, the amount you may receive for each $1,000 face amount of your notes at maturity is subject to a maximum settlement amount of $1,566.00.

To determine your payment at maturity, we will first calculate the percentage increase or decrease in the final index level (determined on the determination date, subject to adjustment) from the initial index level (2,202.18, which is lower than the actual closing level of the index on the trade date, which is 2,217.99), which we refer to as the index return. The index return may reflect a positive return (based on any increase in the index level over the life of the notes) or a negative return (based on any decrease in the index level over the life of the notes).  On the stated maturity date, for each $1,000 face amount of your notes:

•                   if the index return is positive (the final index level is greater than the initial index level), you will receive an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of $1,000 times 2.0 times the index return, subject to the maximum settlement amount; or

•                   if the index return is zero or negative (the final index level is less than or equal to the initial index level), you will receive an amount in cash equal to the sum of (i) $1,000 plus the product of (ii) $1,000 times the index return.

The amount you will be paid on your notes on the stated maturity date will not be affected by the closing level of the index on any day other than the determination date. You could lose your entire investment in the notes. If the final index level is less than the initial index level, the payment you will receive, if any, on the stated maturity date will be less than the face amount of your notes, and could potentially be $0. Further, the maximum payment that you could receive on the stated maturity date with respect to each $1,000 face amount of your notes (the minimum denomination) is limited to the maximum settlement amount of $1,566.00. In addition, the notes do not pay interest, and no other payments on your notes will be made prior to the stated maturity date.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Summary Information” on page PS-2 in this pricing supplement and the general terms of the notes found in “General Terms of the Underlier-Linked Notes” on page S-34 of the accompanying product supplement no. 1065 and the description of the underlier and additional terms of the notes in the accompanying general terms supplement.

Your investment in the notes involves certain risks.  In particular, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is, and the price you may receive for your notes may be, significantly less than the original issue price.  The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models.  The amount of the excess will decline on a straight line basis over the period from the date hereof through March 6, 2012. We encourage you to read “Additional Risk Factors Specific to the Underlier-Linked Notes” on page S-30 of the accompanying product supplement no. 1065, “Additional Risk Factors Specific to the Notes” on page S-1 of the accompanying general terms supplement and “Additional Risk Factors Specific to Your Notes” on page PS-8 of this pricing supplement so that you may better understand those risks.

Original issue date (settlement date):	October 14, 2011	Original issue price:	100.00% of the face amount
Underwriting discount:	0.175% of the face amount	Net proceeds to the issuer:	99.825% of the face amount

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the date of this pricing supplement, at issue prices, underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the product supplement, general terms supplement, prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in a note after its initial sale.  Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

NASDAQ®, OMX®, NASDAQ OMX®, NASDAQ-100 are trademarks of The NASDAQ OMX Group, Inc. (which with its affiliates is referred to as the “Corporations”) and are licensed for use by The Goldman Sachs Group, Inc.  The Product(s) have not been passed on by the Corporations as to their legality or suitability.  The Product(s) are not issued, endorsed, sold, or promoted by the Corporations.  THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE PRODUCT(S).

Goldman, Sachs & Co.

Pricing Supplement dated October 6, 2011.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below.  Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, of The Goldman Sachs Group, Inc. relating to the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc., references to the “accompanying general terms supplement” mean the accompanying general terms supplement, dated September 19, 2011, of The Goldman Sachs Group, Inc. and references to the “accompanying product supplement no. 1065” mean the accompanying product supplement no. 1065, dated September 19, 2011, of The Goldman Sachs Group, Inc.

This section is meant as a summary and should be read in conjunction with the section entitled “General Terms of the Underlier-Linked Notes” on page S-34 of the accompanying product supplement no. 1065 and “Supplemental Terms of the Notes” on page S-12 of the accompanying general terms supplement. Please note that certain features, as noted below, described in the accompanying product supplement no. 1065 and general terms supplement are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of product supplement no. 1065 or the accompanying general terms supplement.

Key Terms

Issuer:  The Goldman Sachs Group, Inc.

Underlier: the NASDAQ-100® Index (Bloomberg symbol, “NDX”), as published by The NASDAQ OMX Group, Inc. (“NASDAQ OMX”)

Specified currency:  U.S. dollars (“$”)

Terms to be specified in accordance with the accompanying product supplement no. 1065:

•                  type of notes: notes linked to a single underlier

•                  exchange rates: not applicable

•                  averaging dates: not applicable

•                  buffer level: not applicable

•                  redemption right or price dependent redemption right: not applicable

•                  cap level: yes, as described below

•                  interest: not applicable

Face amount: each note will have a face amount of $1,000; $8,531,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Purchase at amount other than face amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the cap level would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-9 of this pricing supplement

Cash settlement amount: for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

•                  if the final underlier level is greater than or equal to the cap level, the maximum settlement amount;

•                  if the final underlier level is greater than the initial underlier level but less than the cap level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the upside participation rate times (iii) the underlier return; or

•                  if the final underlier level is equal to or less than the initial underlier level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the underlier return

Initial underlier level: 2,202.18 (which is lower than the actual closing level of the underlier on the trade date, which is 2,217.99)

Final underlier level:  the closing level of the underlier on the determination date, except in the limited circumstances described under “Supplemental Terms of the Notes —Consequences of a Market Disruption Event or a Non-Trading Day” on page S-17 of the accompanying general terms supplement and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-21 of the accompanying general terms supplement

Underlier return:  the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage

Upside participation rate: 200.00%

Cap level:  128.30% of the initial underlier level

Maximum settlement amount: $1,566.00

Trade date: October 6, 2011

Original issue date (settlement date):  October 14, 2011

Determination date: October 7, 2013, subject to adjustment as described under “Supplemental Terms of the Notes — Determination Date” on page S-13 of the accompanying general terms supplement

Stated maturity date: October 15, 2013, subject to adjustment as described under “Supplemental Terms of the Notes — Stated Maturity Date” on page S-12 of the accompanying general terms supplement

No interest:  the offered notes do not bear interest

No listing:  the offered notes will not be listed on any securities exchange or interdealer quotation system

No redemption:  the offered notes will not be subject to redemption right or price dependent redemption right

Closing level:  as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Closing Level” on page S-25 of the accompanying general terms supplement

Business day:  as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-24 of the accompanying general terms supplement

Trading day:  as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Trading Day” on page S-25 of the accompanying general terms supplement

Use of proceeds and hedging:  as described under “Use of Proceeds and Hedging” on page S-39 of the accompanying product supplement no. 1065

Supplemental discussion of U.S. federal income tax consequences:  you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the underlier, as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-41 of the accompanying product supplement no. 1065

ERISA:  as described under “Employee Retirement Income Security Act” on page S-47 of the accompanying product supplement no. 1065

Supplemental plan of distribution:  as described under “Supplemental Plan of Distribution” on page S-48 of the accompanying product supplement no. 1065; The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $15,000.

We will deliver the notes against payment therefor in New York, New York on October 14, 2011, which is the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes will initially settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

Calculation agent:  Goldman, Sachs & Co.

CUSIP no.: 38146R394

ISIN no.: US38146R3949

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only.  They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical underlier levels on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final underlier levels that are entirely hypothetical; no one can predict what the underlier level will be on any day throughout the life of your notes, and no one can predict what the final underlier level will be on the determination date. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date.  If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates, the volatility of the underlier and our creditworthiness.  In addition, assuming no changes in market conditions or our creditworthiness and any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is, and the price you may receive for your notes may be, significantly less than the issue price.  For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to the Underlier-Linked Notes — Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Date of Any Applicable Pricing Supplement (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May, Be Significantly Less Than the Issue Price” on page S-30 of the accompanying product supplement no. 1065 and “Additional Risk Factors Specific to Your Notes — Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (as Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) Is, and the Price You May Receive for Your Notes May Be, Significantly Less Than the Issue Price” on page PS-8 of this pricing supplement.  The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Face amount	$1,000

Upside participation rate	200.00%

Cap level	128.30% of the initial underlier level

Maximum settlement amount	$1,566.00

Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date

No change in or affecting any of the underlier stocks or the method by which the underlier sponsor calculates the underlier

Notes purchased on original issue date at the face amount and held to the stated maturity date

For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement.  For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical High, Low and Closing Levels of the Underlier” below.  Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.  Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level.  The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
150.000%	156.600%
140.000%	156.600%
130.000%	156.600%
128.300%	156.600%
120.000%	140.000%
110.000%	120.000%
100.000%	100.000%
75.000%	75.000%
50.000%	50.000%
25.000%	25.000%
0.000%	0.000%

If, for example, the final underlier level were determined to be 25.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 25.000% of the face amount of your notes, as shown in the table above.  As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 75.000% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).  In addition, if the final underlier level were determined to be 150.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the face amount), or 156.600% of each $1,000 face amount of your notes, as shown in the table above.  As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level over 128.300% of the initial underlier level.

The following chart also shows a graphical illustration of the hypothetical cash settlement amounts (expressed as a percentage of the face amount of your notes) that we would pay on your notes on the stated maturity date, if the final underlier level (expressed as a percentage of the initial underlier level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of less than 100% (the section left of the 100% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.000% of the face amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of greater than 128.300% (the section right of the 128.300% marker on the horizontal axis) would result in a capped return on your investment.

The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the underlier stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous.  The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes.  The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Underlier-Linked Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-31 of the accompanying product supplement no. 1065.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date.  The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual final underlier level determined by the calculation agent as described above.  Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate.  Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated September 19, 2011, “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement, and “Additional Risk Factors Specific to the Underlier-Linked Notes” in the accompanying product supplement no. 1065.  Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the underlier to which your notes are linked.  You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Is, and the Price You May Receive for Your Notes May Be, Significantly Less Than the Issue Price

The original issue price for your notes, the price at which Goldman, Sachs & Co. would initially buy or sell your notes (if Goldman, Sachs & Co. makes a market, which it is under no obligation to do) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models.  The amount of the excess will decline on a straight line basis over the period from the date hereof through March 6, 2012.  After March 6, 2012, the price at which Goldman, Sachs & Co. would buy or sell notes will reflect the value determined by reference to the pricing models, plus our customary bid and asked spread.

In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted.  If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including a deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit ratings or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. To the extent that Goldman, Sachs & Co. makes a market in the notes, it may receive income from the spreads between its bid and offer prices for the notes, if any.  The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “Additional Risk Factors Specific to the Underlier-Linked Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-31 of the accompanying product supplement no. 1065.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Underlier-Linked Notes — Your Notes May Not Have an Active Trading Market” on page S-31 of the accompanying product supplement no. 1065.

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the NASDAQ-100® Index as measured from the initial underlier level of 2,202.18 (which is lower than the actual closing level of the underlier on the trade date, which is 2,217.99) to the closing level on the determination date. If the final underlier level for your notes is less than the initial underlier level, you will have a loss for each $1,000 of the face amount of your notes equal to the product of the underlier return times $1,000. Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes.  Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Potential for the Value of Your Notes to Increase May Be Limited

Your ability to participate in any change in the value of the underlier over the life of your notes will be limited because of the cap level, which is equal to 128.30% of the initial underlier level.  The cap level will limit the amount in cash you may receive for each of your notes at maturity, no matter how much the level of the underlier may rise beyond the cap level over the life of your notes.  Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underlier.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement.  The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

The cash settlement amount you will be paid for your notes on the stated maturity date will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the cap level on the return on your investment will depend upon the price you pay for your notes relative to face amount.  For example, if you purchase your notes at a premium to face amount, the cap level will only permit a lower percentage increase in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

Your Notes May Be Subject to an Adverse Change in Tax Treatment in the Future

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as your notes that are currently characterized as pre-paid derivative contracts, and any such guidance could adversely affect the tax treatment and the value of your notes.  Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax.  Furthermore, in 2007,  legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes.  It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences” on page S-41 of the accompanying product supplement no. 1065. You should consult your own tax adviser about this matter.  Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-41 of the accompanying product supplement no. 1065 unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

The Index Sponsor Retains Significant Control and Discretionary Decision-Making Over the Index, Which May Have an Adverse Effect on the Level of the Index and on Your Notes.

Under the methodology document that governs the index, the index sponsor retains the right, from time to time, to exercise reasonable discretion as it deems appropriate in order to ensure index integrity.  Although it is unclear how and to what extent this discretion could or would be exercised, it is possible that it could be exercised by the index sponsor in a manner that adversely affects the level of the index and therefore your notes.  The index sponsor is not obligated to, and will not, take account of your interests in exercising the discretion described above.

THE UNDERLIER

The NASDAQ-100 Index, which we refer to as the “index,” is calculated, published and disseminated by The NASDAQ OMX Group, Inc. (“NASDAQ OMX”).  The index includes 100 of the largest domestic and international non-financial stocks listed on The NASDAQ Stock Market based on market capitalization.  The index is a modified market capitalization-weighted index and is calculated during the trading day and is disseminated once per second from 09:30:01 to 17:16:00 eastern time. The index began on January 31, 1985 at a base value of 125.00, as adjusted.  Additional information about the index is available on the following websites: https://indexes.nasdaqomx.com/docs/methodology_NDX.pdf and http://www.nasdaq.com/markets/indices/nasdaq-100.aspx.  We are not incorporating by reference any information from those websites into this pricing supplement.

The top ten constituent stocks of the index as of September 30, 2011, are as set forth below in the applicable table:

Company Symbol	Company Name	Percentage (%)
AAPL	Apple Inc.	15.01%
MSFT	Microsoft Corporation	8.86%
ORCL	Oracle Corporation	6.18%
GOOG	Google Inc.	5.55%
INTC	Intel Corporation	4.76%
AMZN	Amazon.com, Inc.	4.17%
CSCO	Cisco Systems, Inc.	3.62%
QCOM	QUALCOMM Incorporated	3.47%
AMGN	Amgen Inc.	2.16%
CMCSA	Comcast Corporation	1.86%

The industry sectors represented in the index and their relative weightings as of September 30, 2011, are as set forth below in the applicable table.  Also note that the sector designations are determined by the index sponsor using criteria it has selected, which in this case is the Industry Classification Benchmark (“ICB”) developed and published by FTSE International Limited. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

Industry	Percentage (%)
Oil & Gas	0.23%
Basic Materials	0.32%
Industrials	4.40%
Consumer Goods	1.85%
Health Care	10.51%
Consumer Services	19.08%
Telecommunications	1.50%
Technology	62.12%

Index Components – Initial Eligibility

NASDAQ OMX limits index eligibility to specific security types only.  The security types eligible for the index include common stocks, ordinary shares, ADRs, and tracking stocks, which we refer to as “stocks”.  Security or company types not included in the index are closed-end funds, convertible debentures, exchange traded funds, limited liability companies, limited partnership interests, preferred stocks, rights, shares or units of beneficial interest, warrants, units and other derivative securities. The index also does not contain securities of investment companies.

To be eligible for initial inclusion in the index, a stock must be listed on The NASDAQ Stock Market and meet the following criteria as determined by NASDAQ OMX:

•                  the stock’s U.S. listing must be exclusively on the NASDAQ Global Select Market or the NASDAQ Global Market (unless the stock was dually listed on another U.S. market prior to January 1, 2004 and has continuously maintained such listing);

•                  the stock must be issued by a non-financial company (that is, are classified under all Industry Codes except 8000 according to the ICB);

•                  the stock may not be issued by an issuer currently in bankruptcy proceedings;

•                  the stock must have average daily trading volume of at least 200,000 shares;

•                  if the issuer of the stock is organized under the laws of a jurisdiction outside the U.S., then such stock must have listed options on a recognized options market in the U.S. or be eligible for listed-options trading on a recognized options market in the U.S.;

•                  only one class of stock per issuer is allowed;

•                  the issuer of the stock may not have entered into a definitive agreement or other arrangement which would likely result in the stock no longer being eligible for the index;

•                  the issuer of the stock may not have annual financial statements with an audit opinion that is currently withdrawn;

•                  the issuer of the stock must have “seasoned” on a recognized market (generally, a company is considered to be seasoned if it has been listed on a market for at least two years; in the case of spin-offs, the operating history of the parent will be considered); and

•                  if a stock would otherwise qualify to be in the top 25% of the stocks included in the index by market capitalization for the six prior consecutive month-ends, then a one-year “seasoning” criterion applies.

Ranking Review

Except under extraordinary circumstances that may result in an interim evaluation, NASDAQ OMX reviews the index composition on an annual basis. Stocks that meet the applicable eligibility criteria are ranked by market value. Index-eligible stocks which are already in the index and which are ranked in the top 100 eligible stocks (based on market capitalization) are retained in the index. An index stock that is ranked 101 to 125 is also retained, provided that the stock was ranked in the top 100 eligible stocks as of the previous ranking review or was added to the index subsequent to the previous ranking review. Stocks that do not meet the criteria are replaced. The replacement stocks chosen are those index-eligible stocks not currently in the index that have the largest market capitalization. The data NASDAQ OMX uses in the ranking includes end of October market data and is updated for total shares outstanding submitted in a publicly filed document through the end of November, except that if a stock is a depositary receipt, the total shares outstanding is the actual depositary shares outstanding as reported to us by the depositary banks.

Generally, NASDAQ OMX publicly announces by press release the list of annual additions and deletions in the early part of December. Replacements are made effective after the close of trading on the third Friday in December. Moreover, if at any time during the year other than the ranking review, an index stock no longer meets the continued eligibility criteria described below as determined by NASDAQ OMX, or is otherwise determined to have become ineligible for continued inclusion in the index, NASDAQ OMX replaces it with the largest market capitalization stock not currently in the index and meeting the initial eligibility criteria listed above.

Ordinarily, a stock will be removed from the index at its last sale price.  If, however, at the time of its removal the index stock is halted from trading on its primary listing market and an official closing price cannot readily be determined, the index stock may, in NASDAQ OMX’s discretion, be removed at a zero price.  The zero price will be applied to the index stock after the close of the market but prior to the time the official closing value of the index is disseminated, which is ordinarily 17:16:00 ET.

Continued Eligibility Criteria

To be eligible for continued inclusion in the Index, the following criteria apply as determined by NASDAQ OMX:

•                  the stock’s U.S. listing must be exclusively on the NASDAQ Global Select Market or the NASDAQ Global Market (unless the stock was dually listed on another U.S. market prior to January 1, 2004 and has continuously maintained such listing);

•                  the stock must be issued by a non-financial company;

•                  the stock may not be issued by an issuer currently in bankruptcy proceedings;

•                  the stock must have average daily trading volume of at least 200,000 shares (measured annually during the ranking review process);

•                  if the issuer of the stock is organized under the laws of a jurisdiction outside the U.S., then such stock must have listed options on a recognized options market in the U.S. or be eligible for listed-options trading on a recognized options market in the U.S. (measured annually during the ranking review process);

•                  the stock must have an adjusted market capitalization equal to or exceeding 0.10% of the aggregate adjusted market capitalization of the Index at each month-end. In the event a company does not meet this criterion for two consecutive month-ends, it is removed from the index effective after the close of trading on the third Friday of the following month; and

•                  the issuer of the stock may not have annual financial statements with an audit opinion that is currently withdrawn.

Index Maintenance

Changes in the price and/or number of index shares are driven by corporate events such as stock dividends, stock splits and certain spin-offs and rights issuances are adjusted on the ex-date. If the change in total shares outstanding arising from other corporate actions is greater than or equal to 10.0%, the change is made as soon as practicable. Otherwise, if the change in total shares outstanding is less than 10%, then all such changes are accumulated and made effective at one time on a quarterly basis after the close of trading on the third Friday in each of March, June, September and December. The index shares are derived from the stock’s total shares outstanding, subject to adjustment by NASDAQ OMX pursuant to index rebalancing as provided below. The index shares are adjusted by the same percentage amount by which the total shares outstanding have changed.

Ordinarily, whenever there is a change in index shares, a change in an index stock or a change to the price of an index stock due to spin-off, rights issuances or special cash dividends, the divisor is adjusted to ensure that there is no discontinuity in the value of the index, which might otherwise be caused by any such change. In the case of a special cash dividend, NASDAQ OMX determines on an individual basis whether to make an adjustment to the last sale price of an index stock in accordance with its index dividend policy.  All changes are announced by NASDAQ OMX in advance and are reflected in the index prior to market open on the effective date (which, in the case of special cash dividends, is the ex-date).

Index Rebalancing

On a quarterly basis coinciding with the quarterly scheduled index share adjustment (index maintenance) procedures described above, the index will be rebalanced if NASDAQ OMX determines that: (1) the current weight of the single largest market capitalization index stock is greater than 24.0% and (2) the “collective weight” of those index stocks whose individual current weights are in excess of 4.5%, when added together, exceed 48.0% of the index. In addition, a special rebalancing of the index may be conducted at any time if NASDAQ OMX determines it is necessary to maintain the integrity of the index.

If either one or both of these weight distribution requirements are met upon quarterly review or it is determined that a special rebalancing is required, a weight rebalancing will be performed by NASDAQ OMX. First, relating to weight distribution requirement (1) above, if the current weight of the single largest index stock exceeds 24.0%, then the weights of all large stocks (those greater than 1%) will be scaled down proportionately towards 1.0% by enough for the adjusted weight of the single largest index stock to be set to 20.0%. Second, relating to weight distribution requirement (2) above, for those index stocks whose individual current weights or adjusted weights in accordance with the preceding step are in excess of 4.5%, if their “collective weight” exceeds 48.0%, then the weights of all large stocks will be scaled down proportionately towards 1.0% by just enough for the “collective weight,” so adjusted, to be set to 40.0%.

The aggregate weight reduction among the large stocks resulting from either or both of the above rescalings will then be redistributed by NASDAQ OMX to the small stocks in the following iterative manner. In the first iteration, the weight of the largest small stock will be scaled upwards by a factor which sets it equal to the average Index weight of 1.0%. The weights of each of the smaller remaining small stocks will be scaled up by the same factor reduced in relation to each stock’s relative ranking among the small stocks such that the smaller the Index Stock in the ranking, the less the scale-up of its weight. NASDAQ OMX intends this to reduce the market impact of the weight rebalancing on the smallest component stocks in the index.

In the second iteration, the weight of the second largest Small Stock, already adjusted in the first iteration, will be scaled upwards by NASDAQ OMX by a factor which sets it equal to the average Index weight of 1.0%. The weights of each of the smaller remaining Small Stocks will be scaled up by this same factor reduced in relation to each stock’s relative ranking among the Small Stocks such that, once again, the smaller the stock in the ranking, the less the scale-up of its weight.

NASDAQ OMX will perform additional iterations of this process until the accumulated increase in weight among the Small Stocks exactly equals the aggregate weight reduction among the large stocks from rebalancing in accordance with weight distribution requirement and/or weight distribution requirement.

Then, to complete the rebalancing procedure, once the final percent weights of each index stock are set, NASDAQ OMX will determine the index share weights anew based upon the last sale prices and aggregate capitalization of the index at the close of trading on the last day in February, May, August and November. Changes to the index share weights will be made effective after the close of trading on the third Friday in March, June, September and December and NASDAQ OMX will make an adjustment to the divisor to ensure continuity of the Index.

Ordinarily, new rebalanced weights will be determined by applying the above procedures to the current index share weights. However, NASDAQ OMX may from time to time determine rebalanced weights, if necessary, by applying the above procedure to the actual current market capitalization of the index components. In such instances, NASDAQ OMX would announce the different basis for rebalancing prior to its implementation.

Calculation of the Index Value and Divisor

The value of the index equals the aggregate value of the index share weights, also known as the index shares (determined as described above under Index Rebalancing), of the remainder of (i) sum of each of the index stocks multiplied by that stock’s last sale price on the relevant NASDAQ market, divided by (ii) the divisor of the index.  The closing value of the index may change up until 17:15:00 eastern time because of corrections to the last sale price of the index stocks.  If trading in an index stock is halted on its primary listing market, the most recent last sale price for that stock is used for all index computations until trading on such market resumes. Likewise, the most recent last sale price is used if trading in a stock is halted on its primary listing market before the market is open.

The divisor serves the purpose of scaling the aggregate value of the index stocks to a lower order of magnitude, which NASDAQ OMX has determined is more desirable for index reporting purposes.  The divisor is calculated as the product of (i) the aggregate market value of the index stocks after all adjustments divided by the aggregate market value of the index stocks prior to such adjustments times (ii) the divisor prior to such adjustments.  All price and index share adjustments that become effective after market close on that day or prior to or at the open of the next trading day as discussed above under Index Maintenance are taken into account in calculating the adjusted aggregate market value of the index stocks.

License Agreement between The NASDAQ OMX Group, Inc. and The Goldman Sachs Group, Inc.

The Product(s) is not sponsored, endorsed, sold or promoted by The NASDAQ OMX Group, Inc. or its affiliates (NASDAQ OMX, with its affiliates, are referred to as the “Corporations”). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Product(s).  The Corporations make no representation or warranty, express or implied to the owners of the Product(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly, or the ability of the NASDAQ-100 to track general stock market performance. The Corporations’ only relationship to The Goldman Sachs Group, Inc. (“Licensee”) is in the licensing of the NASDAQ®, OMX®, NASDAQ OMX® trademarks, and certain trade names of the Corporations and the use of the NASDAQ-100 which is determined, composed and calculated by NASDAQ OMX without regard to Licensee or the Product(s).  NASDAQ OMX has no obligation to take the needs of the Licensee or the owners of the Product(s) into consideration in determining, composing or calculating the NASDAQ-100. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Product(s) to be issued or in the determination or calculation of the equation by which the Product(s) is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Product(s).

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 OR ANY DATA INCLUDED THEREIN.  THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT(S), OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 OR ANY DATA INCLUDED THEREIN.  THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 OR ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Historical High, Low and Closing Levels of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations.  Any historical upward or downward trend in the closing level of the underlier during any period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the underlier as an indication of the future performance of the underlier.  We cannot give you any assurance that the future performance of the underlier or the underlier stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.  In light of the increased volatility currently being experienced by the financial services sector and U.S. and global securities markets, and recent market declines, it may be substantially more likely that you could lose all or a substantial portion of your investment in the notes. During the period from January 2, 2008 through October 6, 2011, there were 445 24-month periods, the first of which began on January 2, 2008 and the last of which ended on October 6, 2011.  In 95 of such 445 24-month periods the closing level of the underlier on the final date of such period has fallen below 100.00% of the closing level of the underlier on the initial date of such period. Therefore, during approximately 21.35% of such 24-month periods, if you had owned notes with terms similar to these notes, you may have received less than the face amount of such notes at maturity. (We calculated these figures using fixed 24-month periods and did not take into account holidays or non-business days.)

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier.  The actual performance of the underlier over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below.

The table below shows the high, low and final closing levels of the underlier for each of the four calendar quarters in 2008, 2009, 2010 and 2011 (through October 6, 2011). We obtained the closing levels listed in the table below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Closing Levels of the Underlier

	High	Low	Close
2008
Quarter ended March 31	2,051.76	1,673.03	1,781.93
Quarter ended June 30	2,055.11	1,790.93	1,837.09
Quarter ended September 30	1,964.38	1,496.15	1,594.63
Quarter ended December 31	1,563.80	1,036.51	1,211.65

2009
Quarter ended March 31	1,281.65	1,043.87	1,237.01
Quarter ended June 30	1,501.55	1,252.51	1,477.25
Quarter ended September 30	1,734.09	1,404.78	1,718.99
Quarter ended December 31	1,878.65	1,662.49	1,860.31

2010
Quarter ended March 31	1,967.96	1,732.99	1,958.34
Quarter ended June 30	2,055.33	1,739.14	1,739.14
Quarter ended September 30	2,023.84	1,728.34	1,998.04
Quarter ended December 31	2,235.91	1,975.33	2,217.86

2011
Quarter ended March 31	2,397.94	2,202.97	2,338.99
Quarter ended June 30	2,413.59	2,192.96	2,325.07
Quarter ended September 30	2,429.50	2,038.22	2,139.18
Quarter ending December 31 (through October 6, 2011)	2,217.99	2,085.04	2,217.99

VALIDITY OF THE NOTES

In the opinion of Sidley Austin LLP, as counsel to The Goldman Sachs Group, Inc., when the notes offered by this pricing supplement have been executed and issued by The Goldman Sachs Group, Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of The Goldman Sachs Group, Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 19, 2011, which has been filed as Exhibit 5.5 to The Goldman Sachs Group, Inc.’s registration statement on Form S-3 filed with the Securities and Exchange Commission on September 19, 2011.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

		$8,531,000 The Goldman Sachs Group, Inc. Leveraged Index-Linked Notes due 2013 (Linked to the NASDAQ-100® Index) Medium-Term Notes, Series D Goldman, Sachs & Co.

	Page
Summary Information	PS-2
Hypothetical Examples	PS-5
Additional Risk Factors Specific to Your Notes	PS-8
The Underlier	PS-11
Validity of the Notes	PS-16
Product Supplement No. 1065 dated September 19, 2011
Summary Information	S-1
Hypothetical Returns on the Underlier-Linked Notes	S-10
Additional Risk Factors Specific to the Underlier-Linked Notes	S-30
General Terms of the Underlier-Linked Notes	S-34
Use of Proceeds and Hedging	S-39
Supplemental Discussion of Federal Income Tax Consequences	S-41
Employee Retirement Income Security Act	S-47
Supplemental Plan of Distribution	S-48
General Terms Supplement dated September 19, 2011
Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-12
The Underliers	S-30
Prospectus Supplement dated September 19, 2011
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-25
Employee Retirement Income Security Act	S-26
Supplemental Plan of Distribution	S-27
Validity of the Notes	S-28
Prospectus dated September 19, 2011
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	48
Description of Units We May Offer	53
Description of Preferred Stock We May Offer	58
The Issuer Trusts	65
Description of Capital Securities and Related Instruments	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	92
Considerations Relating to Floating Rate Debt Securities	97
Considerations Relating to Securities Issued in Bearer Form	98
Considerations Relating to Indexed Securities	102
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	105
Considerations Relating to Capital Securities	108
United States Taxation	112
Plan of Distribution	135
Conflicts of Interest	137
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	139
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	140